UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
	000	52247

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:    December 31, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
RMG Networks Holdings Corporation
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
15301 North Dallas Parkway Suite 500
City, State and Zip Code
Addison, TX 75001

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N‑SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why  Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of RMG Networks Holding Corporation (the “Company”) determined that the Company was unable to file within the prescribed time period, without unreasonable effort and expense, its Form 10-K Annual Report for the period ended December 31, 2017 because management needed additional time to finalize and analyze its financial statements. While the Company was in compliance with its financial covenants under its Amended and Restated Loan and Security Agreement, dated November 6, 2017, as amended (the “Loan Agreement”) as of December 31, 2017, management determined that it expected to become non-compliant with its financial covenants under the Loan Agreement in 2018.  The Company entered into discussions with the Bank and, on April 2, 2018, entered into the First Amendment to the Loan Agreement to modify such financial covenants (the “First Amendment”).  Without the First Amendment, the Company would have become non-compliant with its financial covenants, restricting the Company’s access to advances under the Loan Agreement, negatively affecting the Company’s liquidity.  The First Amendment provides the Company with revised financial covenants, which the Company believes it will be in compliance with, allowing the Company access to advances pursuant to the terms set forth in the Loan Agreement.  Also on April 2, 2018, the Company and certain of its subsidiaries entered into the Subordinated Loan and Security Agreement (the “Subordinated Loan Agreement”) with SCG Digital Financing, LLC (the “Subordinated Lender”), pursuant to which the Subordinated Lender agreed to make available to the Company a bridge loan in the principal amount of $2 million, providing the Company with additional liquidity.  In connection with the Subordinated Loan Agreement, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SCG Digital, LLC (“Parent”), SCG Digital Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”) and Subordinated Lender, an affiliate of Parent.  Under the terms, and subject to the conditions, of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Each of Parent and the Subordinated Lender is owned by SCG Digital Holdings, Inc., a Delaware corporation and an affiliate of Gregory H. Sachs, the Company’s Executive Chairman.  The Company was unable to file its Form 10-K within the prescribed time period because it was in the process of negotiating and finalizing the First Amendment, the Subordinated Loan Agreement, and the Merger Agreement.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert R. Robinson	972	744-3772
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

			☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RMG Networks Holding Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : April 3, 2018	By:	/s/ Robert R. Robinson
	Name:	Robert R. Robinson
	Title:	Senior Vice President, General Counsel and Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.

Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.

Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).